UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

AMENDMENT NO. 1

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

M3-Brigade Acquisition III Corp.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

55407R103

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 55407R103	13G/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
MMCAP International Inc. SPC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☑ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
1,400,000*
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
1,400,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,400,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
4.67%**
12	TYPE OF REPORTING PERSON*
CO

FOOTNOTES

* Consists of 1,400,000 shares of Class A Common Stock.
** The percentages used herein are calculated based on 30,000,000 shares of Class A Common Stock outstanding of the Issuer as of December 6, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 7, 2021.

CUSIP No. 55407R103s	13G/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
MM Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
1,400,000*
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
1,400,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,400,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
4.67%**
12	TYPE OF REPORTING PERSON*
CO

FOOTNOTES

* Consists of 1,400,000 shares of Class A Common Stock.
** The percentages used herein are calculated based on 30,000,000 shares of Class A Common Stock outstanding of the Issuer as of December 6, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 7, 2021.

CUSIP No. 55407R103	13G/A	Page 4 of 6 Pages

Item 1 (a). Name of Issuer:

M3-Brigade Acquisition III Corp.

Item 1 (b). Address of Issuer's Principal Executive Offices:

1700 Broadway, 19th Floor, New York, NY, 10019

Item 2 (a). Name of Person Filing:

i) MMCAP International Inc. SPC

ii) MM Asset Management Inc.

Item 2 (b). Address of Principal Business Office or, if None, Residence:

i) c/o Mourant Governance Services (Cayman) Limited

94 Solaris Avenue

Camana Bay, P.O. Box 1348
Grand Cayman, KY1-1108, Cayman Islands

ii) 161 Bay Street
TD Canada Trust Tower Ste 2240

Toronto, ON M5J 2S1 Canada

Item 2 (c). Citizenship:

i) Cayman Islands
ii) Ontario, Canada

Item 2 (d). Title of Class of Securities:

Class A Common Stock, $0.0001 par value

Item 2 (e). CUSIP Number:

55407R103

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

 (a) ☐ Broker or dealer registered under Section 15 of the Act;

 (b) ☐ Bank as defined in Section 3(a)(6) of the Act;

 (c) ☐ Insurance Company as defined in Section 3(a)(19) of the Act;

 (d) ☐ Investment Company registered under Section 8 of the Investment Company Act;

 (e) ☐ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

 (f) ☐ Employee benefit plan or endowment plan in accordance with Rule 13d-1(b)(1)(ii)(F);

 (g) ☐ Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

 (h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

CUSIP No. 55407R103	13G/A	Page 5 of 6 Pages

 (i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940:

 (j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(j).

 ☒ If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4. Ownership.

 Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

 (a) Amount beneficially owned: 1,400,000*

 (b) Percent of class:  4.67%**

 (c) Number of shares as to which such person has:

 (i) Sole power to vote or to direct the vote:  0

 (ii) Shared power to vote or to direct the vote:  1,400,000*

 (iii) Sole power to dispose or to direct the disposition of:  0

 (iv) Shared power to dispose or to direct the disposition of: 1,400,000*

* Consists of 1,400,000 shares of Class A Common Stock.

** The percentages used herein are calculated based on 30,000,000 shares of Class A Common Stock outstanding of the Issuer as of December 6, 2021, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 7, 2021.

Instruction.  For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

 If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

 N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

 N/A

Item 8. Identification and Classification of Members of the Group.

 N/A

Item 9. Notice of Dissolution of Group.

CUSIP No. 55407R103	13G/A	Page 6 of 6 Pages

 N/A

Item 10. Certification.  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MMCAP International Inc. SPC

Date: February 7, 2022	By: /s/ Matthew McIsaac ____________________________
Name: Matthew McIsaac Title: Director

MM Asset Management Inc.

Date: February 7, 2022	By: /s/ Hillel Meltz ____________________________
Name: Hillel Meltz Title: President